 Q Search



Chai Mishra

Founder CEO at Move Co.

San Francisco, California

Message | More...

 Move Co.

 University of California, Berkeley

 See contact info

 See connections (500+)

Entrepreneur and Engineer.

 **What is Chai's top skill?**
Help us identify relevant opportunities and content for your connections

×

| Marketing Strategy | Sales | Investments | Entrepreneurship |

Your response is anonymous and will not be directly shared with your connections or other LinkedIn members. Learn more

None of the above

Experience

 **Founder CEO**
Move Co.
Jan 2017 – Present · 2 yrs 2 mos

 **Founder CEO**
Movebutter
Jan 2017 – Present · 2 yrs 2 mos
San Francisco Bay Area

Education

University of California, Berkeley
Mechanical Engineering

Licenses & Certifications

Certificate in Innovative Entrepreneurship
European Innovation Academy
Issued Jul 2013 · No Expiration Date





Search

See credential



